WNS Acquires Partner’s Minority Stake in Philippines JV

New York, NY and Mumbai, India, November 2, 2011: WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Outsourcing (BPO) services, today announced that it has entered into an agreement with Paxys, Inc., its joint venture partner in WNS Philippines Inc., to acquire the latter’s 35% stake in the joint venture. Following the acquisition of Paxys’ stake, WNS Philippines has become a 100% wholly-owned indirect subsidiary of WNS.

The original joint venture agreement was signed in April 2008 and provided for a joint venture term of four years from the commencement of operations of the joint venture in July 2008. The parties have mutually agreed to terminate the joint venture agreement with effect from November 1, 2011, following WNS’s acquisition of Paxys’ stake for a consideration determined in accordance with the formula set out in the original joint venture agreement.

“The Philippines is of strategic importance to us, as part of our global delivery strategy, and we expect to continue to invest in the Philippines as we grow our business,” said Keshav R. Murugesh, Group CEO, WNS. “We have enjoyed a fruitful partnership with Paxys for over three years and would welcome the opportunity to work with them again in the future.”

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 23 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.

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This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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